Exhibit 1


 Media Relations              Investor Relations         Analyst Relations
   Jorge Perez                Abraham Rodriguez            Ricardo Sales
(52 81) 8888-4334             (52 81) 8888-4262            (212) 317-6008


                              [GRAPHIC OMITTED]
                                    CEMEX
                           BUILDING THE FUTURE(TM)


            CEMEX'S FIRST QUARTER 2004 OPERATING INCOME GROWS 31%;
                        FREE CASH FLOW INCREASES 198%


MONTERREY, MEXICO, April 22, 2004 - CEMEX, S.A. de C.V. (NYSE: CX) announced today that its consolidated net sales for the first quarter of 2004 were US$1.8 billion, up 13% in dollar terms compared to the same period of 2003. The expansion of the global economy led to increased cement and ready mix demand in most of our markets. Public spending on infrastructure and housing continue to be the main drivers of cement demand in our markets. In real peso terms, net sales grew 9%, to MXP20.1 billion.

Our consolidated cement sales volume during the quarter was 15.7 million metric tons, up 6% compared to the first quarter of 2003, while ready-mix volumes were 11% higher at 5.6 million cubic meters.

Free cash flow for the first quarter increased 198% in dollar terms compared with the same quarter of 2003, reaching US$289 million. EBITDA (operating income plus depreciation and amortization) grew 24% to US$557 million. Our consolidated EBITDA margin grew to 30.8% in the first quarter from 28.2% during the same period of last year. The three percentage-point increase is due mainly to higher sales volumes, better pricing in most of our markets, and lower costs of goods sold and SG&A as percentage of sales. In real peso terms, EBITDA was MXP6.2 billion, up 19% compared to the same quarter of 2003.

Hector Medina, Executive Vice President of Planning and Finance, said "We are very pleased with our first quarter performance, which strongly indicates our emergence from the trough of the business cycle in most of our portfolio. We continue to believe that debt reduction is the best way to create shareholder value in the absence of investments that meet our strict capital allocation criteria; we will continue to favor using our free cash flow to de-leverage in the near term".

First-quarter operating income increased 31% in dollar terms, to US$393 million. In real peso terms, operating income grew 26% to MXP4.4 billion. Our selling, general and administrative expenses (SG&A) as a percentage of net sales decreased 1.3 percentage points versus the same period in 2003. The improved SG&A margin is due to our ongoing cost-reduction initiatives, which lowered costs significantly at the corporate and operating levels.

Majority net income for the first quarter was US$311 million (US$0.96 per ADR), up 282% compared to the same period of 2003. The increase was due mainly to stronger operating performance, and better results in foreign exchange and marketable securities. In real peso terms, majority net income grew 269% to MXP3.5 billion.

At the end of the quarter, our net debt was US$5,352 million, representing a reduction of 13% compared to that at the end of the first quarter of 2003. Our net debt to EBITDA ratio reached 2.4 times, versus 2.7 times three months ago, and 3.2 times twelve months ago. Free cash flow in the amount of US$289 million was used to reduce debt during the quarter.

CEMEX's interest coverage (EBITDA divided by interest expense plus preferred dividends, all for the last twelve months) was 5.7 times, versus 5.0 times a year ago.

CEMEX's Mexican operations reported net sales of US$697 million in the first quarter, a 10% growth versus the same period of 2003. EBITDA increased 13%, to US$316 million. Domestic cement sales volumes increased 7% for the quarter versus the same period of last year. The self-construction sector began showing moderate growth during the quarter, while public spending in infrastructure, and the housing sector remain strong. The industrial and commercial sectors of the economy remain a stable source of cement and ready-mix demand.

In the United States, CEMEX's net sales were US$404 million, an increase of 16% compared to the year-earlier period. Quarterly EBITDA was 10% higher year-over-year, reaching US$74 million. Cement sales volumes increased 17% during the first quarter of 2004, compared to the year-earlier period. The public works and residential sector continue to drive cement and ready-mix demand. In addition, sales volumes benefited from favorable weather conditions throughout the quarter, especially in the last three weeks of March, and a relatively weak first quarter 2003. Ready-mix volumes increased 9% for the quarter.

In Spain, CEMEX's net sales grew 14% in the first quarter of 2004 to US$292 million while EBITDA increased 18%, reaching US$91 million. Domestic cement volume decreased 2% and ready-mix volume remained flat for the quarter versus the year-earlier period. Unfavorable weather conditions in March were responsible in part for the volume decline versus the same period a year ago. Spending on infrastructure remains at high levels due Spain's infrastructure program, and the Spanish housing sector also remains strong.

CEMEX Venezuela reported a 48% growth in sales, reaching US$75 million. EBITDA increased to US$31 million, 46% higher compared to the same period of 2003. Domestic cement volumes increased 57%, while ready-mix volumes grew 31%. Economic activity during the quarter was significantly stronger than that in the same period of 2003 due to the general strike in Venezuela, which began at the end of 2002. The self-construction sector remains as a stable source of cement demand. Cement demand from the public works sector was moderate.

CEMEX Colombia's net sales were US$57 million, up 24% versus the year-ago period. EBITDA, at US$34 million, increased 27%. Cement volume was up 12% versus the first quarter of 2003, while ready-mix volume grew 33%. Cement demand was fueled by strong self-construction and residential sectors, as well as increased spending from the private sector. Spending on infrastructure was weaker than in previous periods as many projects were concluded at the end of 2003.

Our operations in Central America and the Caribbean reported quarterly net sales of US$156 million, up 8% vis-a-vis the first quarter of 2003. EBITDA grew 38%, reaching US$47 million. Cement volume decreased 1% and ready-mix volume for the quarter grew 12%.

CEMEX Egypt's sales increased 64%, to US$43 million while domestic cement volumes decreased 12% versus the first quarter of 2003. EBITDA grew 148% reaching US$19 million. The decrease in cement volumes is due in part to high cement volumes, driven by a low price environment, during the first quarter of 2003.. The infrastructure sector remained stable during the quarter, while cement demand from the private sector decreased slightly.

Our Asian operations, which include the Philippines, Thailand, Taiwan and Bangladesh, posted net sales of US$50 million, 1% lower than those during the same quarter of 2003. Domestic cement volumes declined 11%. EBITDA for the first quarter of 2004 was US$14 million, 184% higher compared to the same period of 2003 due mainly to better dollar pricing and a reduction in SG&A expenses.

CEMEX is a leading global producer and marketer of cement and ready-mix products, with operations concentrated in the world's most dynamic cement markets across four continents. CEMEX combines a deep knowledge of the local markets with its global network and information technology systems to provide world-class products and services to its customers, from individual homebuilders to large industrial contractors. For more information, visit www.cemex.com.

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EBITDA is defined as operating income plus depreciation and amortization. Free
Cash Flow is defined as EBITDA minus net interest expense, capital expenditures, change in working capital, taxes paid, dividends on preferred equity and other cash items. Net debt is defined as total debt plus equity obligations minus cash and cash equivalents. All of the above items are presented under generally accepted accounting principles in Mexico. EBITDA and Free Cash Flow (as defined above) are presented herein because CEMEX believes that they are widely accepted as financial indicators of CEMEX's ability to internally fund capital expenditures and service or incur debt. EBITDA and Free Cash Flow should not be considered as indicators of CEMEX's financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.